Room 4561

August 16, 2007

Ms. Laura Fournier
Chief Financial Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226

> **Re:** **Compuware Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed May 30, 2007**
> **File No. 000-20900**

Dear Ms. Fournier:

We have reviewed your response letter dated July 20, 2007 and have the following additional comments. Please note that unless otherwise noted, where prior comments are referred to, they refer to our letter dated June 26, 2007. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Consolidated Statements of Operations, page 44

1. We note your response to prior comment 2 and the various methods used to allocate revenue amongst products and services for income statement presentation purposes when GAAP does not allow such allocation for revenue recognition purposes. With regards to such information, we have the following additional comments:

- Where you separate PCS for term licenses based on VSOE of PCS as established for your perpetual licenses, please tell us whether these allocations are for the same product, which may be sold as either a perpetual or term license. If the products differ, then please explain how you determined that VSOE of PCS for one product can be used as evidence of VSOE of PCS for another product even if only for presentation purposes.

- For arrangements that include software and professional services where you have determined that VSOE of fair value for the professional services does not exist, please explain how the services provided under these arrangements are similar to the services provided under arrangements where you are able to estimate the number of hours to complete and accordingly where you are able to establish VSOE. In this regard, describe the nature of the services provided in both arrangements. Explain, in detail, the activities performed for each type of arrangement that distinguishes them such that one results in an arrangement where you are able to reasonably estimate the number of hours to complete such services and the other results in arrangements where you cannot.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

2.   Your response to prior comment number 2 describes arrangements that include a product which has a different VSOE of fair value for PCS than your other products. It is unclear to us why you are unable to establish VSOE of the PCS for these products when they are bundled with other products. Please describe these arrangements in greater detail, explain why VSOE is not established for PCS for this product and refer to the authoritative guidance you relied upon when determining your accounting.

3.   Your response to prior comment number 2 indicates that when you are unable to establish VSOE of professional services, revenue from the arrangement is recognized ratably over the service period. Please indicate whether these services are the only undelivered element or tell us whether such arrangements include other services (i.e. PCS). If these arrangements include other undelivered elements, then please explain how your policy complies with paragraph 12 of SOP 97-2. Also, considering you are unable to reasonably estimate the number of hours required to complete the professional services in these arrangements, tell us how you determine the estimated service period over which to recognize revenue.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christine Davis, Senior Staff Accountant at (202) 551-3408 or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief